Vinyl Products, Inc.
2210 S. Ritchey St.
Santa Ana, CA 92705
Phone (714) 210-8888 Fax (714) 210-8880
www.VinylFenceCo.com

                                                                                               December 9, 2010

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3030
Washington, DC 20549
Mail Stop 05-05
Washington, DC  20549

Re:	Vinyl Products, Inc., Commission File No. 333-158254 Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933 of the Registration Statement on Form S-1

Dear Sir or Madam:

On March 27, 2009, Vinyl Products, Inc., a Delaware corporation (the “Company”), filed a registration statement on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

The Company filed the Registration Statement pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”) with certain selling stockholders named therein (“Selling Stockholders”) in order to register shares of the Company’s common stock for resale by the Selling Stockholders.  No Selling Stockholder has sold any shares of the Company’s common stock pursuant to the Registration Statement or the prospectus contained therein and the obligations of the Company to maintain the registration of the Company’s shares of common stock pursuant to the Registration Rights Agreement have lapsed.

Pursuant to Rule 477 of Regulation C promulgated by the Commission under the Securities Act of 1933 (the “Act”), the Company hereby respectfully applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.  The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Because all of the outstanding common stock of the Company is held of record by fewer than 300 persons, the Company is also filing a Form 15 to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-4(a)(1) thereunder.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the Company’s counsel, Christine B. Wessel, Esq. of Manderson Schafer & McKinlay, LLP, at (949) 788-1037.

Respectfully submitted,

VINYL PRODUCTS, INC.

/s/ Gordon Knott

Gordon Knott President